SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321304

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-6371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is (i) to amend and restate in its entirety the information contained in the “Reasons for the Recommendation of the Board” section of Item 4 in the Solicitation/Recommendation Statement on the Schedule 14D-9 filed on January 6, 2006, as amended by Amendment No. 1 thereto on January 20, 2006, relating to the tender offer made by F&H Finance Corp., an indirectly owned subsidiary of Levine Leichtman Capital Partners III, L.P., (ii) to amend and restate in its entirety the information contained in the “Antitrust” section of Item 8 and (iii) to amend and restate Exhibits (a)(6) and (a)(8) and revise Item 9 accordingly.

Item 4. The Solicitation or Recommendation.

Reasons for the Recommendation of the Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Board considered a number of factors, including the following.

1.	Market Price of Company Common Stock. The Board considered the historical market prices of shares of the Company Common Stock and the fact that the Offer Price represents a premium of approximately 55.6% over the closing price of shares of Company Common Stock on October 3, 2005, the last full day of trading prior to the public announcement by the Company of its execution of the Letter of Intent.

2.	Company Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company if it were to retain its current ownership structure, and determined that the future financial condition, results of operations, prospects and strategic objectives of the Company would be best served through some type of business combination with a financial buyer.

3.	Best Acquisition Proposal Received. The Board considered the fact that North Point made contact with approximately 35 third parties regarding potential strategic transactions involving the Company and that, at the time the Letter of Intent and the Amended Merger Agreement were entered into, respectively, the proposals contemplated by the Letter of Intent and Amended Merger Agreement, respectively, constituted the best acquisition proposals received by the Company, specifically with respect to (i) the purchase price to be paid per share of Company Common Stock, (ii) the conditions required to be satisfied or waived in order to consummate the transactions contemplated by the Amended Merger Agreement and (iii) the speed and likelihood of successfully consummating the transactions contemplated by the Amended Merger Agreement.

4.	Strategic Alternatives. The Board considered alternative strategic alternatives to increase stockholder value other than a sale of the Company, including (i) maintaining the current capital structure of the Company, (ii) issuing a one-time cash dividend to Company stockholders, (iii) initiating a substantial buy-back of Company Common Stock, (iv) making a strategic acquisition or acquisitions and (v) undertaking a going-private transaction. After consideration of these various alternatives, the Board decided that a sale of the Company to a financial buyer at a substantial premium to the trading price of the Company Common Shares at that time would provide the most benefit to, and would be in the best interests of, the stockholders of the Company.

5.

North Point Fairness Opinion and Raymond James Fairness Opinion. The Board considered oral presentations from each of North Point and Raymond James, and the written North Point Fairness Opinion, dated December 29, 2005, the written Raymond James Fairness Opinion, dated December 29, 2005, and the written January 17th North Point Fairness Opinion, dated January 17, 2006, each of which provided that, as of that date, and based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger Agreement, or the Amended Merger Agreement, in the case of the January 17th North Point Fairness Opinion, was fair, from a financial point of view, to the stockholders.

The full text of the amended and restated North Point Fairness Opinion and the amended and restated January 17th North Point Fairness Opinion, which set forth the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken in connection with those written opinions are attached hereto as Amended and Restated Annex II and Amended and Restated Annex IV, respectively, and are incorporated in this amendment by reference. The full text of the Raymond James Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with that written opinion is attached hereto as Annex III, and is incorporated in this Statement by reference. Stockholders are urged to read the opinions in their entirety. However, the opinions are not recommendations as to whether or not any holder of Company Common Stock should tender such shares in connection with the Offer. North Point and Raymond James provided their opinions for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Board also considered that North Point becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. See “North Point Fairness Opinion” and “Raymond James Fairness Opinion” below for further detail.

6.	Limited Conditions to Consummation. The Board considered that Offeror’s obligations to consummate the Offer and the Merger are subject to a limited number of customary conditions, including that a majority of the outstanding shares of Company Common Stock, on a fully-diluted basis, be tendered and not withdrawn. The Amended Merger Agreement eliminated the following conditions contained in the Merger Agreement: (i) the expiration of the applicable waiting period under the HSR Act; and (ii) the obtaining of material consents, approvals or authorizations, including those required by all state, city or local liquor licensing boards, agencies or other similar entities. The receipt of financing is not a condition to the transaction. In addition, the Amended Merger Agreement does not contemplate that members of management and other stockholders will participate with LLCP as stockholders of Offeror.

7.	Alternative Superior Proposals. The Board considered that, under the terms of the Amended Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions and negotiations with, and may furnish non-public information to, a third party that makes an unsolicited acquisition proposal if, among other things, the Board determines in the good faith exercise of its fiduciary duties, with the advice of its legal counsel and financial advisor, that such acquisition proposal would, if consummated, constitute a superior proposal and is more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger. The Board further considered that the terms of the Amended Merger Agreement permit the Company to terminate the Amended Merger Agreement to enter into an agreement with respect to a superior proposal if the Company pays Offeror a $5,000,000 termination fee, plus out-of-pocket expenses in an amount up to $2,000,000. The Board considered the possible effect of these provisions of the Amended Merger Agreement on third parties that might be interested in making a proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Amended Merger Agreement relating to the solicitation of acquisition proposals and the payment of a termination fee and out-of-pocket expenses were insisted upon by Offeror, FAC and LLCP as a condition to entering into the Amended Merger Agreement.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered.

After considering the factors discussed above, the Board determined that the following constituted reasons to recommend the Offer: (i) the purchase price per share of the Offer represents a premium of approximately 55.6% over the closing price of shares of the Company Common Stock on October 3, 2005, the last full day of trading prior to the public announcement by the Company of its execution of the Letter of Intent; (ii) the future financial condition, results of operations, prospects and strategic objectives of the Company will be best served through a business combination with a financial purchaser; (iii) a sale of the Company will provide more value to the stockholders of the Company; (iv) the financial advisors of the Company opined that the Offer was fair, from a financial point of view, to the stockholders of the Company; (v) the Offer was subject to a limited number of customary conditions to consummation; (vi) the Amended Merger Agreement offered a speedy and timely closing; and (vii) the Board did not receive an alternative superior proposal. Based upon these reasons, the Board unanimously (1) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company’s stockholders, (2) approved the Amended Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement and (3) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if necessary, approve and adopt the Amended Merger Agreement.

Item 8. Additional Information.

Antitrust. Pursuant to the provisions of the HSR Act applicable to the Offer, Offeror filed a Premerger Notification and Report Form with respect to the Offer. Offeror made this filing on January 6, 2006, and Offeror advised us that, effective January 13, 2006, Offeror received notice of early termination under the HSR Act. No other antitrust approvals are required in connection with the Offer.

Item 9. Exhibits.

Exhibit No.	Description

(a)(6)	Amended and Restated Opinion of North Point Advisors, LLC, dated December 29, 2005 (included as Amended and Restated Annex II to this amendment).

(a)(8)	Amended and Restated Opinion of North Point Advisors, LLC, dated January 17, 2006 (included as Amended and Restated Annex IV to this amendment).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By	/S/ JAMES K. ZIELKE
James K. Zielke
Chief Financial Officer, Secretary and Treasurer

Dated: January 26, 2006

Amended and Restated Annex II

December 29, 2005

Personal and Confidential

Fox & Hound Restaurant Group

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common stockholders of Fox & Hound Restaurant Group (the “Company”) pursuant to the transactions contemplated by the Agreement and Plan of Merger dated as of December 29, 2005 (the “Merger Agreement”), between the Company, Fox Acquisition Company (the “Purchaser”), F&H Finance Corp. (“Merger Sub”), and Levine Leichtman Capital Partners III, L.P. The Merger Agreement contemplates, among other things, that (i) the Purchaser and the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company for $15.50 per share, net to the seller in cash, and (ii) the Merger Sub will be merged with and into the Company in a merger in which each share of Company common stock not acquired in the tender offer, other than shares held in treasury or held by the Purchaser or Merger Sub or as to which dissenter’s rights have been perfected, will be converted into the right to receive $15.50 per share (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

North Point Advisors LLC (“North Point”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, which fee is contingent upon the consummation of the Transaction. We will also receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or upon the conclusions expressed herein regarding the fairness of the consideration in the Transaction. Also, whether or not the Transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of North Point and to indemnify North Point against certain liabilities in connection with our services.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

(i)	the Merger Agreement,

(ii)	certain publicly available financial, operating and business information related to the Company, including certain audited and unaudited financial statements of the Company,

(iii)	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data,

(iv)	to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction,

(v)	certain publicly available financial and securities data of selected public companies deemed comparable to the Company,

(vi)	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management,

(vii)	certain publicly available market and securities data of the Company, and

(viii)	certain publicly available press releases and research reports.

We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company. We also had discussions with members of the management of the Company concerning the financial condition and historical operating results for the Company, and the regulatory and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the financial statements, financial forecasts, the Company management’s estimates as to the future performance of the Company, and other information provided to us by or on behalf of the Company, or otherwise made available to us, and we have not assumed responsibility for the independent verification of that information. We have further relied upon the assurances of the management of the Company that the information provided to us by the Company was prepared on a reasonable basis in accordance with industry practice and that such information provides a reasonable basis upon which we can form our opinion.

With respect to the financial planning data, forward-looking statements, and other business outlook information provided to us, we assumed that the information had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement. We express no opinion as to such financial planning data or the assumptions on which it is based. In addition, various analyses performed by us incorporate forecasts prepared by research analysts using only publicly available information. These forecasts may or may not prove to be accurate.

We further assume that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have assumed that neither the Company nor the Purchaser is party to any pending transaction, including external financing, recapitalization, acquisition, merger, consolidation or asset sale discussions, other than the Transaction or in the ordinary course of business.

We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, and that the definitive merger agreement and other ancillary agreements for the Transaction will incorporate all of the terms of the Merger Agreement, without any amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. We have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the consideration to be paid in the Transaction. We have further assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Our opinion does not address, nor should it be construed to address, the

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relative merits of the Transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, we have not been furnished with any such appraisals or valuations, and we did not make any physical inspection of any property or asset. We express no opinion regarding the liquidation value or financial solvency of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of the Company’s common stock have traded or may trade at any future time, including upon or after the announcement or consummation of the Transaction.

This opinion is given at the request of the Board of Directors of the Company in connection with its consideration of the Transaction, does not constitute advice or a recommendation to any stockholder of the Company, and shall not confer rights or remedies upon any person other than the Board of Directors. The stockholders of the Company are neither addressees nor intended beneficiaries of our opinion or our underlying financial analysis (which was prepared solely for the members of the Board of Directors of the Company for their personal use as directors in connection with their review and evaluation of the Transaction), and no stockholder of the Company may rely or allege any reliance on our opinion or analysis (in connection with such stockholder’s consideration of the merits of the Transaction or otherwise). This opinion shall not be relied upon by, published by, quoted by, referred to by, communicated (in whole or in part) to, or otherwise used by, any third parties for any reason whatsoever, nor shall any public references to us be made by the Company or by any person in any manner, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration proposed to be paid to the holders of common stock of the Company (other than the Purchaser, Merger Sub or their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,

/s/ NORTH POINT ADVISORS LLC
NORTH POINT ADVISORS LLC

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Amended and Restated Annex IV

January 17, 2006

Personal and Confidential

Fox & Hound Restaurant Group

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common stockholders of Fox & Hound Restaurant Group (the “Company”) pursuant to the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of January 17, 2006 (the “Merger Agreement”), between the Company, Fox Acquisition Company (the “Purchaser”), F&H Finance Corp. (“Merger Sub”), and Levine Leichtman Capital Partners III, L.P. The Merger Agreement contemplates, among other things, that (i) the Purchaser and the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company for $16.00 per share, net to the seller in cash, and (ii) the Merger Sub will be merged with and into the Company in a merger in which each share of Company common stock not acquired in the tender offer, other than shares held in treasury or held by the Purchaser or Merger Sub or as to which dissenter’s rights have been perfected, will be converted into the right to receive $16.00 per share (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

North Point Advisors LLC (“North Point”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, which fee is contingent upon the consummation of the Transaction. We will also receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or upon the conclusions expressed herein regarding the fairness of the consideration in the Transaction. Also, whether or not the Transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of North Point and to indemnify North Point against certain liabilities in connection with our services.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

(i)	the Merger Agreement,

(ii)	certain publicly available financial, operating and business information related to the Company, including certain audited and unaudited financial statements of the Company,

(iii)	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data,

(iv)	to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction,

(v)	certain publicly available financial and securities data of selected public companies deemed comparable to the Company,

(vi)	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management,

(vii)	certain publicly available market and securities data of the Company, and

(viii)	certain publicly available press releases and research reports.

We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company. We also had discussions with members of the management of the Company concerning the financial condition and historical operating results for the Company, and the regulatory and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the financial statements, financial forecasts, the Company management’s estimates as to the future performance of the Company, and other information provided to us by or on behalf of the Company, or otherwise made available to us, and we have not assumed responsibility for the independent verification of that information. We have further relied upon the assurances of the management of the Company that the information provided to us by the Company was prepared on a reasonable basis in accordance with industry practice and that such information provides a reasonable basis upon which we can form our opinion.

With respect to the financial planning data, forward-looking statements, and other business outlook information provided to us, we assumed that the information had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement. We express no opinion as to such financial planning data or the assumptions on which it is based. In addition, various analyses performed by us incorporate forecasts prepared by research analysts using only publicly available information. These forecasts may or may not prove to be accurate.

We further assume that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have assumed that neither the Company nor the Purchaser is party to any pending transaction, including external financing, recapitalization, acquisition, merger, consolidation or asset sale discussions, other than the Transaction or in the ordinary course of business.

We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, and that the definitive merger agreement and other ancillary agreements for the Transaction will incorporate all of the terms of the Merger Agreement, without any amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. We have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the consideration to be paid in the Transaction. We have further assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Our opinion does not address, nor should it be construed to address, the relative merits of the Transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

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In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, we have not been furnished with any such appraisals or valuations, and we did not make any physical inspection of any property or asset. We express no opinion regarding the liquidation value or financial solvency of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of the Company’s common stock have traded or may trade at any future time, including upon or after the announcement or consummation of the Transaction.

This opinion is given at the request of the Board of Directors of the Company in connection with its consideration of the Transaction, does not constitute advice or a recommendation to any stockholder of the Company, and shall not confer rights or remedies upon any person other than the Board of Directors. The stockholders of the Company are neither addressees nor intended beneficiaries of our opinion or our underlying financial analysis (which was prepared solely for the members of the Board of Directors of the Company for their personal use as directors in connection with their review and evaluation of the Transaction), and no stockholder of the Company may rely or allege any reliance on our opinion or analysis (in connection with such stockholder’s consideration of the merits of the Transaction or otherwise). This opinion shall not be relied upon by, published by, quoted by, referred to by, communicated (in whole or in part) to, or otherwise used by, any third parties for any reason whatsoever, nor shall any public references to us be made by the Company or by any person in any manner, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration proposed to be paid to the holders of common stock of the Company (other than the Purchaser, Merger Sub or their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,

/S/ NORTH POINT ADVISORS LLC
North Point Advisors LLC

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